

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Sid Toama
Chief Executive Officer
Troika Media Group, Inc.
25 West 39th Street, 6th Floor
New York, NY 10018

      Re: Troika Media Group, Inc.
          Registration Statement on Form S-3
          Filed May 12, 2023
          File No. 333-271889

Dear Sid Toama:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Maurice Lefkort